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                                                                      EXHIBIT 20
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                          INTERPORE INTERNATIONAL, INC.

November 30, 1998

To Our Stockholders:

        On November 13, 1998 your Board of Directors voted to protect your investment in Interpore International, Inc., a Delaware corporation (the "Company") by adopting a Stockholders Rights Plan (the "Plan"). The Plan is similar to the rights plans adopted by many other public companies. This letter, and the enclosed summary, describes the Plan and the Board's reasons for adopting it.

        The Plan is designed to deter unfair or coercive takeover attempts in a manner or on terms that the Board determines not to be in the best interest of our stockholders. Pursuant to the Plan, each holder of record of the Company's Common Stock on November 27, 1998 has received a dividend of one right (a "Right") for each share of Common Stock owned on that date. Until a takeover of the Company is attempted, the Rights are not exercisable and have no independent value. Generally speaking, in the event of a takeover attempt which is not approved by the Board, the Rights will entitle all stockholders (other than the stockholder(s) initiating the takeover attempt) to purchase shares of the Company or, in certain cases, the shares of the company making the takeover attempt at a 50% discount to the then-current market price.

        The Plan increases your Board's ability to represent the interests of the stockholders effectively in the event of coercive or unfair unsolicited takeover attempts such as two-tiered tender offers that do not treat all stockholders fairly and open-market or other purchases of shares leading to the acquisition of control without offering fair value to all stockholders. The Board considers the Plan to be one of the best available means of protecting the value of your investment in the Company. The Company previously had a shareholder rights plan which terminated upon the Company's merger with Cross Medical Products, Inc. and reincorporation into Delaware in May 1998.

        The Plan does not, and is not, intended to prevent a takeover of the Company. Rather, it provides a strong incentive for the potential acquirer to negotiate with the Board prior to attempting a takeover of the Company. The Rights may be redeemed by the Company at $.01 per Right within ten days after the time that 15% or more of the shares of the Company's Common Stock have been accumulated by a person or group. Thus, the Plan will not interfere with any merger or other business combination approved by the Board.

        The Plan does not in any way weaken the financial strength of the Company or interfere with our business plans. The initial issuance of the Rights has no dilutive effect, does not effect earnings per share, is not taxable to the Company or to you and will not change the way in which you can presently trade the Company's Common Stock. As explained below, the Rights will only become exercisable if and when there is an attempted takeover of the Company.

        The Rights will expire in ten years. Initially, the Rights will not be exercisable, certificates for the Rights will not be sent to you (Rights Certificates will be sent to you only if and when the Rights become exercisable) and the Rights will automatically trade with the Common Stock.

        In adopting the Plan, we have expressed our confidence in the Company's future growth and our determination that you, our stockholders, be given every opportunity to participate fully in that growth.

On Behalf of the Board of Directors

David C. Mercer, Chief Executive Officer


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             As described in the Rights Agreement, Rights which are
         held by or have been held by an Acquiring Person or Associates or Affiliates thereof (as defined in the Rights Agreement) and certain transferees thereof shall become null and void and will no longer be transferable.


                          SUMMARY OF RIGHTS TO PURCHASE
                                PREFERRED SHARES


        On November 13, 1998 the Board of Directors of Interpore International, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each share of common stock, $.01 par value (the "Common Shares"), of the Company outstanding at the close of business on November 27, 1998 (the "Record Date"). As long as the Rights are attached to the Common Shares, the Company will issue one Right (subject to adjustment) with each new Common Share so that all such shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Preferred Shares") at a price of $30.00 per one one-hundredth of a Preferred Share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 17, 1998, as the same may be amended from time to time (the "Agreement"), between the Company and U.S. Stock Transfer Corporation, as Rights Agent (the "Rights Agent").

        Until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares (an "Acquiring Person") or (ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares (the earlier of (i) and (ii) being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate together with a copy of this Summary of Rights.

        The Agreement provides that until the Distribution Date (or earlier redemption exchange, termination, or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the close of business on the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Agreement by reference. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, with or without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.


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        The Rights are not exercisable until the Distribution Date. The Rights will expire on November 17, 2008, subject to the Company's right to extend such date (the "Final Expiration Date"), unless earlier redeemed or exchanged by the Company or terminated.

        Each Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per Common Share. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes and will vote together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. Preferred Shares will not be redeemable. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Share's dividend, liquidation and voting rights, the value of one one-hundredth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

        The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or
(iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

        In the event that a Person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Common Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the then current Purchase Price of the Right. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of the Right.

        At any time after a Person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence of the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors may cause the Company to exchange




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the Rights (other than Rights owned by an Acquiring Person which will have become void), in whole or in part, for Common Shares at an exchange rate of one Common Share per Right (subject to adjustment).

        No adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares or Common Shares will be issued (other than fractions of Preferred Shares which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depository receipts), and in lieu thereof, a payment in cash will be made based on the market price of the Preferred Shares or Common Shares on the last trading date prior to the date of exercise.

        The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") by the Board of Directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

        Any of the provisions of the Agreement may be amended by the Board of Directors of the Company for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Agreement in any manner that does not adversely affect the interests of the holders of the Rights.

        A copy of the Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K. A copy of the Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is incorporated herein by reference.